

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   February 11, 2016

<u>Via E-mail</u>
Kent Rodriguez
Chief Executive Officer
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

      Re: AFS Holdings, Inc.
               Amendment No. 3 Registration Statement on Form S-1
               Filed January 29, 2016
               File No. 333-207587

Dear Mr. Rodriguez:

      We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>General</u>

1.   We note your supplemental response to comment one in our letter dated January 27, 2016. Based on the information contained in your registration statement and supplemental response, coupled with your reluctance to provide the chemical makeup of your "proprietary synthetic lubricant" as an exhibit to the registration statement or as supplemental material, we continue to have concerns about the adequacy of your disclosure. In your next amendment, please revise your disclosure or, where appropriate, provide us with supplemental information that will allow us to more comprehensively evaluate the disclosure relating to your proprietary technology:

- Supplementally provide the license agreement between Ronald Knight and Avalon;
- Explain, in your registration statement, how information can be held in escrow;
- File the escrow agreement as an exhibit your registration statement;
- Disclose the name of the escrow agent in your registration statement;
- Explain, in your registration statement, why you paid $300,000 for a technology you do not have unencumbered access to;
- Explain, in your registration statement, how you are able to research and develop the technology if you do not have access to the chemical makeup of the underlying technology;
- Explain, in your registration statement, why your license agreement states that Avalon owns the underlying technology, while your supplemental disclosure states that Ronald Knight still owns it;

- Disclose, in your registration statement, the precise nature of the "technology, products, and the process being licensed" that are referred to in your license agreement; and
- File an amended license agreement to your registration statement that includes the precise "technology, products, and process being licensed," rather than the brief, unspecific description currently found in Exhibit A of the agreement.

We may have further comments upon our review of your response. In particular, if your response shows that you have access to the chemical makeup of your technology—as your license agreement currently indicates—we will request that you file an amended license that includes the chemical makeup of the technology.

2. Please disclose your supplemental response to comment two in our letter dated January 27, 2016 within your registration statement. Additionally, please disclose Ronald Knight's age within your registration statement.

Financial Statements, page 48

3. Please provide updated financial statements in accordance with Article 8-08 of Regulation S-X.

Exhibit 23.1

4. We note that the consent included from MaloneBailey, LLP is dated January 13, 2016, and specifically refers to Amendment 3 to your Form S-1. It is unclear how this date is appropriate, as this is the same date used for the consent included in Amendment 2 to your Form S-1. Please advise.

You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Terrence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
       Kenneth Bart, Esq.
       Bart and Associates LLC